SO 3/11/04

04004827

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50498

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BOSSIO FINANCIAL GROUP, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28004 CENTER OAKS COURT, SUITE 100
(No. and Street)

WIXOM	MICHIGAN	48393
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALAN J. BOSSIO 248-449-9310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GROEN, KLUKA & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

888 WEST BIG BEAVER, SUITE 790	TROY	MICHIGAN	48084
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION FEB 27 2004 WASH. D.C. 188

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALAN J. BOSSIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BOSSIO FINANCIAL GROUP, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Alan J. Bossio
Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOSSIO FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

December 31, 2003

TABLE OF CONTENTS

	Page
Facing Page	3
Report of Independent Certified Public Accountants	4
Financial Statements:	
Balance Sheet	5
Statement of Operations	6
Statement of Stockholders' Equity	7
Statement of Cash Flows	8
Notes to Financial Statements	9
Supplemental Information:	
Report of Independent Certified Public Accountants on Supplemental Information	11
Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	12

GK
&Co.

Groen, Kluka & Company, P.C.
Certified Public Accountants and Management Consultants

888 West Big Beaver Road, Suite 790
Troy, Michigan 48084
(248) 362-5000, Facsimile (248) 362-0999
Website: http://www.gkcopc.com

Members of CPA Associates International
With over 230 member offices worldwide

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Bossio Financial Group, Inc.

We have audited the accompanying balance sheet of Bossio Financial Group, Inc. as of December 31, 2003, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bossio Financial Group, Inc. at December 31, 2003, and the results of its operations and its cash flow for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Groen, Kluka + Company, P.C.

February 11, 2004

BOSSIO FINANCIAL GROUP, INC.

BALANCE SHEET

December 31, 2003

ASSETS

ASSETS	
Cash	$ 15,349
Furniture, fixtures and equipment, less depreciation (Notes A2 and B)	-
Advances to shareholder	-
Other receivables (Note E)	8,950
	$ 24,299

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable	$ -
Accrued expenses	150
	150
STOCKHOLDERS' EQUITY (Note D)	
Common stock - authorized, 60,000 shares; issued and outstanding, 10,000 shares	40,388
Retained earnings	(16,239)
	24,149
	$ 24,299

The accompanying notes are an integral part of this statement.

BOSSIO FINANCIAL GROUP, INC.

STATEMENT OF OPERATIONS

For The Year Ended December 31, 2003

Revenues	
Commissions and fees	$73,612
Interest	96
	73,708
Expenses (Note F)	
Management fee	9,851
Occupancy and equipment	42,826
Interest	-
Professional and outside services	1,975
Advertising and business promotion	-
Office supplies and expenses	15,015
Other operating expenses	3,141
Commissions and brokerage	-
	72,808
Net income (Note C)	$ 900

The accompanying notes are an integral part of this statement.

BOSSIO FINANCIAL GROUP, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

For The Year Ended December 31, 2003

	Common Stock	Retained Earnings
Balance at January 1, 2003	$40,388	$ (14,139)
Capital contribution	-	-
Shareholder distributions	-	(3,000)
Net income for year	-	900
Balance at December 31, 2003	$40,388	$(16,239)

The accompanying notes are an integral part of this statement.

BOSSIO FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2003

Cash flows from operating activities		
Net income		$ 900
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ -	
Decrease in other receivables	-	
Decrease in accounts payable	-	
Increase in accrued expenses	150	
Increase in accounts receivable	-	150
Net cash provided (used) by operating activities		1,050
Cash flows (used) by investing activities:		
Purchase of equipment	-	
Decrease in deposits with clearing organization	-	
Decrease in securities owned	-	-
Cash flows used by financing activities:		
Capital contribution	-	
Distributions to shareholders	(3,000)	
Decrease in other receivables	-	
Advances to shareholder	-	(3,000)
Increase in cash		(1,950)
Cash at beginning of year		17,299
Cash at December 31, 2003		$15,349

The accompanying notes are an integral part of this statement.

BOSSIO FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied, in the preparation of the accompanying financial statements follows:

1. Advertising

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

2. General

Bossio Financial Group, Inc. (the Company) was incorporated in Michigan and has membership in the National Association of Securities Dealers, Inc. Pursuant to orders issued by the Securities Exchange Commission, the Company conducts a general securities business as a securities broker/dealer and as a registered investment advisor and must meet the requirements of the 1934 Securities Act and the 1940 Investment Advisors Act.

The client base of the Company is retail and institutional accounts located primarily in southeast Michigan. The Company introduces all of its customers' accounts to New York Stock Exchange, Inc. member firms on a fully disclosed basis. As such, the Company does not carry customer funds or customer securities and is exempt from certain provisions of SEC Rule 15c3-3.

3. Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to operations as incurred. Depreciation and amortization is charged to operations over the useful lives of the assets, five years, using accelerated depreciation methods.

4. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment consist of the following at December 31, 2003:

Office Equipment	$ -
Less: Accumulated Depreciation	-
	$ -

NOTE C - INCOME TAXES

Pursuant to an election under Subchapter S of the Internal Revenue Code, the stockholders' have elected to be taxed personally for income tax purposes and not as a corporation.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $15,199, which was $10,199 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .01 to 1.

NOTE E - OTHER RECEIVABLES

Other receivables are comprised of advances to Milano Industries, Inc., a company related via common stock ownership.

NOTE F - RELATED PARTY TRANSACTIONS

The company's management and administration is provided by A.J. Bossio & Co., P.C., a company related via common ownership. Management fees and overhead expenses paid for the year ended December 31, 2003 was $65,100.

SUPPLEMENTAL INFORMATION

GK
&Co.

Groen, Kluka & Company, P.C.
Certified Public Accountants and Management Consultants

888 West Big Beaver Road, Suite 790
Troy, Michigan 48084
(248) 362-5000, Facsimile (248) 362-0999
Website: http://www.gkcopc.com

Members of CPA Associates International
With over 230 member offices worldwide

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SUPPLEMENTAL INFORMATION

Board of Directors
Bossio Financial Group, Inc.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole of Bossio Financial Group, Inc. for the year ended December 31, 2003, which are presented in the preceding section of this report. The supplemental information presented hereinafter is for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Groen, Kluka & Company, P.C.

February 11, 2004

BOSSIO FINANCIAL GROUP, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

NET CAPITAL		
Total stockholders' equity (qualifying).........		$ 24,149
Non-allowable assets		
Furniture, fixtures and equipment.............	$ -	
Deposits and receivables.....................	8,950	
Haircuts on securities-stocks and mutual funds	-	
Undue concentrations	-	8,950
Net capital		15,199
Net capital requirement		5,000
Excess net capital		$ 10,199
AGGREGATE INDEBTEDNESS		
Total liabilities and aggregate indebtedness ...		$ 150
Net capital per above		$ 15,199
Ratio of aggregate indebtedness to net capital ...		.01 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II Focus report		$ 15,199
Net audit adjustments		-
Net capital per above		$ 15,199

There are no material differences between net capital as reported in the Company's Part II Focus Report and the computation of net capital above.

GK
&Co.

Groen, Kluka & Company, P.C.
Certified Public Accountants and Management Consultants

888 West Big Beaver Road, Suite 790
Troy, Michigan 48084
(248) 362-5000, Facsimile (248) 362-0999
Website: http://www.gkcopc.com

Members of CPA Associates International
With over 230 member offices worldwide

RECEIVED
FEB 2 7 2004
188 SECTION

REPORT ON THE INTERNAL CONTROL STRUCTURE

Board of Directors
Bossio Financial Group, Inc.

In planning and performing our audit of the financial statements of Bossio Financial Group, Inc., for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Bossio Financial Group, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute or Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Grelevy Klinker & Company, P.C.

February 11, 2004